Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. Keith Shoemaker
Vice President and Comptroller, Principal Accounting Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, NJ 07938-0830

> **Re: Everest Reinsurance Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 033-71652**

Dear Mr. Shoemaker:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Branch Chief